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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                         Date of Report: April 1, 2005

                              CEMEX, S.A. de C.V.
                              -------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

               Av. Ricardo Margain Zozaya #325, Colonia del Valle
                                   Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                -----------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F
          -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No   X
    -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    CONTENTS

1. Press release issued by CEMEX, S.A. de C.V., dated March 31, 2005, announcing that it has completed the sale of certain U.S. assets to Votorantim Participacoes S.A. (attached hereto as exhibit 1).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            CEMEX, S.A. de C.V.
                                            --------------------------
                                            (Registrant)



Date:    March 31, 2005                 By: /s/ Rafael Garza
         -------------------                --------------------------
                                            Name:  Rafael Garza
                                            Title: Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION
-----------      -----------
1                Press release issued by CEMEX, S.A. de C.V., dated March 31,
                 2005, announcing that it has completed the sale of certain
                 U.S. assets to Votorantim Participacoes S.A.

                                                                      EXHIBIT 1


        MEDIA RELATIONS        INVESTOR RELATIONS      ANALYST RELATIONS
          JORGE PEREZ          ABRAHAM RODRIGUEZ         RICARDO SALES
       (52 81) 8888-4334       (52 81) 8888-4262         (212) 317-6008


                                     CEMEX
                            Building the future TM
                            [LOGO GRAPHIC OMITTED]


                      CEMEX COMPLETES SALE OF U.S. ASSETS

MONTERREY, MEXICO, March 31, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it has completed the sale of certain CEMEX assets in the Great Lakes region of the U.S. to Votorantim Participacoes S.A.

Votorantim acquires the Charlevoix and Dixon-Marquette cement plants, and certain distribution terminals located in the Great Lakes Region.

CEMEX began evaluating alternatives to divest these assets in 2004, after reviewing its strategic position in the U.S. The transaction was structured as a sale of assets. CEMEX will keep its distribution terminal located in Detroit. The value of the transaction is approximately U.S. $ 389.5 million.

Total production capacity of both cement plants is close to 2 million metric tons a year, which has represented approximately nine percent of the current operating cash flow generation of CEMEX's U.S. business prior to the RMC acquisition.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information about the company, visit www.cemex.com.

                                      ###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.